CONFIDENTIAL TREATMENT REQUESTED

BY FIREEYE, INC.: FEYE-0004

September 5, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	FireEye, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed August 21, 2013
File No. 333-190338

Ladies and Gentlemen:

On behalf of our client, FireEye, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 28, 2013 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing this letter via EDGAR.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 5, 2013	BY FIREEYE, INC.: FEYE-0004

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response.

Underwriters, page 160

1.	We note that Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. (one of the underwriters of the initial public offering), made a $10 million personal loan to FireEye’s founder and Vice Chairman of the Board, Ashar Aziz, that is secured by Mr. Aziz’s entire 10.7% stake in the company. It appears that this arrangement provides Goldman the right to seize and sell the shares if the value of Mr. Aziz’s stock falls below the outstanding amount of the loan and Mr. Aziz fails to meet a margin call. It also appears that Goldman would be free to sell the shares during the lockup period, which could affect the value of the stock that you are offering. Please tell us what consideration you have given to disclosing the risks related to this arrangement with Mr. Aziz in the forepart of the prospectus such as the prospectus summary and risk factors. Please also tell us what consideration you have given to filing the security and pledge agreement between Mr. Aziz and Goldman Sachs Bank USA.

In response to the Staff’s comment, we supplementally advise the Staff that all of the shares pledged by Mr. Aziz are subject to standard market-standoff arrangements, including a lockup agreement with the underwriters (the “Lockup Agreement”). Under the terms of Mr. Aziz’s loan and security arrangement with Goldman Sachs Bank USA (“GS Bank”), GS Bank has agreed that the shares will continue to be subject to the Lockup Agreement even if GS Bank forecloses on, and becomes the beneficial owner of, such shares.

We also advise the Staff that the Company believes it is unlikely that GS Bank could, as a practical matter, foreclose on any of the pledged shares before the expiration of the 180-day lockup period. GS Bank cannot foreclose on and acquire the pledged shares unless (i) Mr. Aziz defaults on his obligations under the loan agreement or the security and pledge agreement, including by failing to repay the loan by the maturity date, or (ii) the value of the loan collateral, including the pledged shares, falls below the balance of the outstanding loan and Mr. Aziz fails to either reduce the balance of the loan or increase the value of such collateral, such that the value of the collateral exceeds the value of the loan balance.

With respect to Mr. Aziz failing to repay the loan by the maturity date, we supplementally advise the Staff that, subject to certain narrow exceptions (e.g. personal bankruptcy, insolvency, death, etc.), the maturity date of the loan is the earliest to occur of (i) June 30, 2014 and (ii) the later of (A) the date that is 10 days after the expiration of the lockup period following the completion of the Company’s initial public offering or (B) if the shares pledged as security are then subject to limitation on public sale pursuant to the Company’s insider trading policy, the date on which such limitation expires. Accordingly, based on the Company’s current timeline for its proposed initial public offering, the loan will not become due and payable until after the expiration of the 180-day lockup period following the completion of the offering, except under the narrow circumstances described above.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 5, 2013	BY FIREEYE, INC.: FEYE-0004

With respect to the value of the loan collateral potentially falling below the loan balance, we supplementally advise the Staff that the maximum aggregate principal amount of the loan is $10,000,000, whereas the estimated fair market value of the pledged shares is approximately [***] as of the date hereof based on the mid-point of the anticipated preliminary price range for the Company’s initial public offering.

In response to the Staff’s comment, we advise the Staff that we will revise the Registration Statement to clarify that, if GS Bank forecloses on any of the shares pledged by Mr. Aziz, GS Bank would acquire such shares subject to the terms of the Lockup Agreement. Because the shares would remain subject to the Lockup Agreement, we respectfully advise the Staff that the Company does not believe it is necessary to disclose any risks related to the pledge arrangement in the forepart of the prospectus. In addition, we respectfully advise the Staff that (i) page 163 of the Registration Statement currently discloses that any transfers or sales of the pledged shares to satisfy Mr. Aziz’s obligations under the loan agreement may cause the price of the Company’s common stock to decline, and (ii) page 38 of the Registration Statement currently discloses the risk that sales of substantial amounts of the Company’s common stock following the completion of the offering could impact the Company’s share price.

In addition, we further respectfully advise the Staff that the Company does not believe it is necessary or appropriate to file the security and pledge agreement between Mr. Aziz and GS Bank as an exhibit to the Registration Statement because the Company is not a party to such agreement and does not have a beneficial interest therein.

***

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 5, 2013	BY FIREEYE, INC.: FEYE-0004

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or aalter@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

cc:	David G. DeWalt, FireEye, Inc.

Michael J. Sheridan, FireEye, Inc.

Alexa King, FireEye, Inc.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP

David Peinsipp, Cooley LLP